PINE VALLEY REPORTS AN AGREEMENT TO SELL FALLS MOUNTAIN COAL INC. TO CAMBRIAN MINING PLC

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, April 27, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that it has reached agreement with Cambrian Mining PLC (“Cambrian”) for the sale of Pine Valley's wholly-owned subsidiary, Falls Mountain Coal Inc. (“FMC”), which includes all of its interests in the Willow Creek mine and related coal properties (the “Agreement”).  The Agreement, expected to close on or about June 26, 2007, calls for payment of the following consideration (All amounts in Canadian dollars):

1.

$15.65 million in cash upon closing which includes working capital adjustments;

2.

Previously issued Western Canadian Coal Corp. (“WCCC”) Debentures, traded on the TSX under the symbol WTN.DB, in the principal amount of $11.0 million, or an additional cash payment of the prevailing market value of such debentures determined based on the volume weighted average trading price of the debentures for the five trading days immediately preceding the closing date (the market value of the debentures for an April 25, 2007 closing would be $9.35 million); and

3.

A quarterly royalty payment of $1.00 per tonne, subject to annual escalation at a rate of 2.0% per year to a maximum of $1.50, for each tonne of coal from either of the FMC coal properties or from WCCC’s Brule mine that is loaded from FMC’s train loading facilities; subject to an aggregate maximum of $26.0 million.  Beginning one year from the closing of the transaction, a quarterly minimum royalty of $50,000 will be payable to an aggregate maximum of $2.0 million (such amount being included in the $26.0 million cap).

The Company, FMC, and FMC's subsidiary (collectively the “Petitioners”) remain subject to a protective order under the Companies’ Creditors Arrangement Act (Canada) first granted on October 20, 2006 and most recently extended to May 3, 2007 (the “Order”).  While the Order, as may be amended or extended from time to time, is in effect the respective creditors of each of the Petitioners and other third parties are stayed from terminating agreements with the Petitioners or otherwise taking steps against them.

The Agreement provides that, under certain circumstances, if it is terminated prior to closing, Cambrian will be entitled to a break-fee in the amount of $1.5 million.  The Company’s obligations to complete the proposed sale and the covenants relating to the break-fee are subject to the approval of the BC Supreme Court in the ongoing CCAA proceedings.  Cambrian is entitled to terminate the Agreement prior to closing if certain pre-closing conditions are not satisfied, including Court approval of the break-fee component of the Agreement.

The ultimate disposition of the above-described sale proceeds to the Petitioner's creditors and otherwise will be determined by a plan of arrangement to be prepared, filed and implemented under the ongoing CCAA proceedings.

By May 3, 2007, the Company intends to make an application in the CCAA proceedings for an order authorizing it to accept the break fee obligations and to seek procedural directions from the Court on the steps necessary to proceed with a plan of arrangement with the Petitioners’ creditors, which plan will include the purchase and sale transaction contemplated by the Agreement.  The Agreement contemplates that by May 31, 2007, the Company will initiate such applications in the CCAA proceedings necessary for an order of the Court to approve the Agreement and the contemplated transactions, the filing of a plan of arrangement with the Petitioners’ creditors, and the procedural steps for calling a meeting of the Petitioners’ creditors to seek approval of a plan and for obtaining such other approvals of the Plan as may be required by the Court.  A summary of the steps taken in the CCAA proceedings to date and the creditors’ claims filed in those proceedings are set out in the Reports filed by the Monitor in the CCAA proceedings, Ernst & Young Inc., which are posted on the Monitor’s website at: www.ey.com/global/content.nsf/Canada/insolvencies_-_Pine_Valley_Mining _Corporation.

Cambrian is a diversified mining house that manages and supports operations in coal mining and gold/antimony. It also has extensive exposure to energy projects and related technologies, from oil shale assets through to alternative energy projects, as well as exposure to traditional oil and gas exploration and development.  Cambrian is also the largest shareholder of WCCC (TSX:WTN) whose coal operations in British Columbia include the Wolverine hard coking coal mine and the Dillon/Brule PCI mine.

Forward-Looking Statements

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, that involve a number of risks and uncertainties including but not limited to risks at achieving final closing of the Agreement, the need to obtain court and creditor and any other required approvals, economic, competitive, governmental and geological factors effecting the Company’s interest in Cambrian’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Cambrian’s dependence on the steel industry with respect to its coal assets, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s reliance on Cambrian to make future payments, and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com